FORM 18-K/A
AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2010
SECURITIES REGISTERED *
(As of the close of the fiscal year)

	Amounts as to	Name of
	which registration	exchanges on
Time of issue	is effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE GARY DOER
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

WAYNE FOSTER	GLENN CAMPBELL	ROBERT W. MULLEN, JR.
Director	Consul	Milbank, Tweed, Hadley &
Financial Markets Division	Consulate General of Canada	McCloy LLP
Department of Finance, Canada	1251 Avenue of the Americas	1 Chase Manhattan Plaza
20th Floor, East Tower	New York, N.Y. 10020	New York, N.Y. 10005
L’Esplanade Laurier
140 O’Connor Street
Ottawa, Ontario K1A 0G5

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
ex-99.c-8

          This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2010 is being filed to include Exhibit C-8. Exhibit C-8 is a publication of Canada and is included herein on the authority of such publication as a public official document.
This amendment to Canada’s annual report comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:
Exhibit C-8:	Party Standings — 41st Parliament (Published by the Parliament of Canada, dated May 24, 2011).

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SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 2nd day of June, 2011.

CANADA
By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing
Chief Reserves and Risk Management Section Financial Markets Division Department of Finance, Canada

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EXHIBIT INDEX

Exhibit No.

Exhibit C-8:	Party Standings — 41st Parliament (Published by the Parliament of Canada, dated May 24, 2011).

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